Exhibit 4.47

Capital Contribution Transfer Agreement

According to the shareholders’ meeting resolution, Zhen Huang and Yunfan Zhou ("Transferor") and Beijing AirInbox Information Technologies Co., Ltd. ("Transferee") hereby enter into the following agreement:

1.	Zhen Huang agrees to transfer his capital contribution in Beijing Boya Wuji Technologies Co., Ltd totaled RMB 100,000 Yuan to Beijing AirInbox Information Technologies Co., Ltd.

2.	Beijing AirInbox Information Technologies Co., Ltd agrees to accept from Zhen Huang the RMB 100,000 Yuan capital contribution in Beijing Boya Wuji Technologies Co., Ltd,

3.	Yunfan Zhou agrees to transfer his capital contribution in Beijing Boya Wuji Technologies Co., Ltd totaled RMB 100,000 Yuan to Beijing AirInbox Information Technologies Co., Ltd.

4.	Beijing AirInbox Information Technologies Co., Ltd agrees to accept from Yunfan Zhou the RMB100,000 Yuan capital contribution in Beijing Boya Wuji Technologies Co., Ltd.

5.	As the consideration of capital contribution transfer mentioned above, Beijing AirInbox Information Technologies Co., Ltd agrees to pay Zhen Huang and Yunfan Zhou the RMB 100,000 Yuan respectively.

6.
The parties will start to go through the registration formalities for the change of shareholders of Beijing Boya Wuji Technologies Co., Ltd., starting from the execution date of this Agreement, the completion of the registration will be deemed as the consummation of the transfer. From the consummation date of the transfer, Transferor will not longer enjoy shareholders’ rights nor bear shareholders’ liabilities in connection with their original capital contributions, while Transferee will enjoy shareholders’ rights and bear shareholders’ liabilities within its capital contribution.

This Agreement will come into effect upon execution by the parties.

Transferor:	Transferee:

(signature)	(stamp)

Date: 2006-10-27